FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of October 1999
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F   [ X ]              Form 40 - F   [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                        Yes      [   ]                     No     [ X ]

This Form 6-K consists of:

A 1999 Third Quarter issued by Vasogen Inc. on August 31, 1999.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   VASOGEN INC.


                                         By       /s/ Christopher  Waddick
                                                  ------------------------
                                        (Name:    Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date: October 29, 1999

Since the last quarter, Vasogen received approval from the U.S. Food and Drug Administration (FDA) and Health Canada to move two additional products into clinical trials, appointed two experienced U.S. health care executives to its Board of Directors, and listed its common shares on the Toronto Stock Exchange.

In September, Vasogen announced that it received FDA approval to proceed with a clinical trial of VAS971 for the prevention of complications during major vascular surgery. VAS971 is a proprietary immune modulation therapy designed to protect organs and tissues against ischemia/reperfusion (I/R) injury. I/R injury, which results from an interruption in blood flow, is the major cause of organ damage during vascular surgery leading to increased death, disability, and post-surgical recovery times. The VAS971 placebo-controlled, double blind trial is being conducted at Baylor College of Medicine in Houston, Texas, one of the world's leading cardiovascular surgery centers.

FDA clearance to proceed with clinical trials reflects the safety and therapeutic potential of VAS971. The Baylor trial has been designed to demonstrate the safety and effectiveness of VAS971 in protecting vital organs during aortic aneurysm repair surgery, a major vascular surgical procedure to repair a potential life-threatening weakness in the wall of the largest artery leading from the heart. The initiation of the Baylor study follows the successful pre-clinical research conducted at the University of Montreal that demonstrated the ability of VAS971 to protect multiple organs against I/R injury.

Vasogen also received approval from Health Canada to proceed with a clinical trial to assess the safety and effectiveness of its VAS972 immune modulation therapy in the treatment of psoriasis. This trial will be conducted at the Sunnybrook Health Sciences Centre, under the direction of Dr. Daniel Sauder, Professor and Chief of Dermatology at the University of Toronto.

Psoriasis is one of the most common dermatological diseases, occurring in up to 2% of the population worldwide. In the United States alone, between 150,000 and 250,000 new cases of psoriasis occur annually. Costs in terms of treatment and care exceed US $3 billion annually. Psoriasis is a serious skin disorder characterized by immune-related inflammation and excessive skin cell growth. It is a lifelong condition with chronic recurrent exacerbations and remissions that are emotionally and physically debilitating. Powerful immunosuppressive drugs are currently used to treat psoriasis. These drugs, while effective in the treatment of psoriasis, have significant adverse side effects, including kidney toxicity and increased incidence of malignancies.

Clinical  trials  on  Vasogen's   VasoCare(TM)  therapy  for  the  treatment  of
cardiovascular disease are proceeding on schedule. The Company's placebo-controlled double-blind clinical trial in advanced peripheral vascular disease patients at the University of Lund in Sweden will be reporting prior to year-end and the multi-center clinical trial in peripheral vascular disease patients in the United Kingdom has now reached 90% enrollment.

The development of VAS981 for the prevention of Graft-versus-Host Disease in cancer patients receiving bone marrow transplants has completed the pre-clinical phase. Based on the results of this work, the Company is now preparing submissions to the requisite regulatory authorities to commence clinical trials in leukemia patients.

During the quarter, the Company further enhanced the health care industry experience of the Board of Directors with the appointment of two U.S. health care executives.

Donald Grilli, of Boston, has held senior executive positions across seven Johnson & Johnson (J&J) companies during his thirty-year career with this diversified health care product company. Most recently, as President of Johnson & Johnson Professional, Inc., his leadership resulted in a three-fold increase in revenues to over $1 billion and positioned the company as the worldwide market leader.

Terrance Gregg, of Los Angeles, is the President and Chief Operating Officer of MiniMed Inc., a world leader in diabetes management systems. Mr. Gregg has led MiniMed to a four-fold increase in revenue and a 15-fold increase in market capitalization since 1996. Prior to joining MiniMed, Mr. Gregg served in executive positions with Smith & Nephew plc. and Allergan Inc.

As part of its Year 2000 program, the Company has evaluated the impact of the Year 2000 issue with respect to its product, its computer systems and other equipment, and its suppliers. Year 2000 compliance has been substantially completed and contingency plans have been implemented where appropriate. The Company does not expect Year 2000 issues to have a material adverse effect on its operations.

With products now in clinical trials for the prevention and treatment of cardiovascular disease, autoimmune disease, and the reduction of complications during vascular surgery, Vasogen has made significant progress towards its goal of commercializing a series of immune modulation therapies to advance the treatment of disease.



William A. Cochrane (signed)                         David G. Elsley (signed)
Chairman of the Board                                President and CEO

                                  Vasogen Inc.
                Consolidated Statements of Operations and Deficit
                       For the nine months ended August 31

(in thousands of dollars except per share amounts)                   1999                       1998

Expenses:
  Research and development                                        $     3,034               $      3,073
  Salaries                                                                900                        849
  Professional fees                                                       802                        608
  General and administration                                              901                        684
  Amortization                                                             32                         13
                                                                ---------------            ---------------

Loss for the period                                                    (5,669)                    (5,227)

Deficit, beginning of period, as restated (note 1)                    (29,394)                   (22,083)
                                                                ---------------            ---------------

Deficit, end of period                                                (35,063)                   (27,310)
                                                                ===============            ===============

Loss per share                                                    $     (0.19)              $      (0.20)
                                                                ===============            ===============

                             See accompanying notes

                                  Vasogen Inc.
                      Consolidated Statements of Cash Flows
                       For the nine months ended August 31

(in thousands of dollars)                                            1999                       1998
Cash provided by (used for):
Operations:
  Loss for the period                                            $      (5,669)              $     (5,227)
  Items not involving cash:
    Amortization of capital assets and technology                          185                        166
    Services provided for common shares                                    259                         55
  Changes in non-cash working capital                                     (201)                      (465)
                                                                ---------------            ---------------
                                                                  $     (5,426)                    (5,471)
Financing:
  Shares issued for cash                                                 9,825                      5,043
  Warrants exercised for cash                                              493                        253
  Options exercised for cash                                               172                         58
  Share issue costs                                                       (770)                      (384)
                                                                ---------------            ---------------
                                                                         9,720                      4,970
Investing:
  Increase in acquired technology                                         (300)                      (159)
  Maturities (purchase) of marketable securities                        (3,657)                       732
  Increase in capital assets                                              (129)                       (18)
                                                                ---------------            ---------------
                                                                        (4,086)                       555
Increase (decrease) in cash and cash
  equivalents                                                              208                         54

Cash and cash equivalents,
  beginning of period                                                    1,073                        455
                                                                ---------------            ---------------
Cash and cash equivalents,
  end of period                                                   $      1,281               $        509
                                                                ===============            ===============

                                  Vasogen Inc.
                           Consolidated Balance Sheets
                                 As at August 31

(in thousands of dollars)                                              1999                       1998
Assets
Current assets:

  Cash and cash equivalents                                       $      1,281               $        509
  Marketable securities                                                  7,785                      6,296
  Inventory                                                                136                        266
  Prepaid expenses and advances                                             51                          -
                                                               ---------------            ---------------
                                                                         9,253                      7,071

Capital assets                                                             287                        200
Less  accumulated amortization                                             (92)                      (158)
                                                               ---------------            ---------------
                                                                           195                         42

Acquired technology (note 1)                                             1,986                      1,869
                                                               ---------------            ---------------
                                                                         1,986                      1,869

Total Assets                                                       $    11,434               $      8,982
                                                               ===============            ===============
Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable & accrued liabilities                          $        380               $         96

Shareholders' equity:
  Share capital                                                         46,117                     36,196
  Deficit                                                              (35,063)                   (27,310)
                                                               ---------------            ---------------
                                                                        11,054                      8,886

Total Liabilities and shareholders' equity                         $    11,434               $      8,982
                                                               ===============            ===============

                             See accompanying notes

                                  Vasogen Inc.
                 Notes to the Consolidated Financial Statements


(1)  Prior to 1998,  the  Company  did not  amortize  its  acquired  technology.
     Commencing in 1998, the Company is amortizing this technology using the straight-line method over 20 years. This change in accounting policy has been applied retroactively such that the carrying value of the acquired technology previously reported has been reduced by, and the deficit increased by, $1,955,902 and $1,751,732 as at August 31, 1999 and 1998,
     respectively, these amounts representing the accumulated amortization as at each quarter end date; amortization expense, classified within research and development costs on the consolidated statements of operations and deficit, increased by $153,126 for each of the quarters ended August 31, 1999 and 1998.